SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2025 THIRD QUARTER RESULTS1

“The third quarter remained dynamic as industries softness persisted. In this context, consistent execution of our strategy strengthened our brands and delivered low-single-digit normalized EBITDA growth with margin expansion.” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)

-5.8% vs LY	+1.2% vs LY

Consolidated volumes declined by 5.8% in 3Q25, affected mostly by soft industries. Volume performance was driven by Brazil (-7.9%, with -7.7% in Beer and -8.6% in NAB), Canada (-2.0%), and Latin America South (“LAS”) (-0.8%) partially offset by Central America and the Caribbean (“CAC”) (+1.3%).

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 7.4%. Net revenue grew in LAS (+9.2%), CAC (+2.2%) and Brazil NAB (+0.5%) while declining in Canada (-0.1%) and Brazil Beer (-2.1%) due to volume performance.

Normalized EBITDA (organic)	Normalized Profit

+2.9% vs LY	R$ 3,843.1 million

Normalized EBITDA grew by 2.9% with all our business units delivering growing or flat EBITDA. Gross margin expanded by 10 bps to 51.5% and Normalized EBITDA margin expanded by 50 bps to 33.9%, supported by effective revenue and costs management.

Normalized Profit increased by 7.4% compared to R$ 3,579.6 million in 3Q24, driven by lower income tax expenses which were partially offset by higher net financial results.

Cash flow from operating activities	Capital Allocation

R$ 6,919.0 million	R$ 2,500.0 million share buyback program

Cash flow from operating activities declined 14.7% when compared to R$ 8,108.4 million in 3Q24, mainly due to higher cash taxes.

Our Board of Directors has approved a share buyback program for the repurchase of up to 208,000,000 shares (which correspond to approximately R$ 2.5 billion, based on the closing share price of October 29th, 2025) to be executed within the next 18 months. For further details please see the Share Buyback Program section on page 19.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the nine-month period ended September 30, 2025, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentine subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15). For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 16.

ambev.com.br	Press Release – October 30, 2025

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MANAGEMENT COMMENTS

The disciplined execution of our strategy continued to strengthen our brands, supporting resilient net revenue per hectoliter performance and EBITDA growth with margin expansion, even amid another quarter of soft industries. Year-to-date, high-single-digit EBITDA growth with 120 bps of margin expansion positions us well for the remainder of the year.

Despite soft industries volumes – driven primarily by unseasonable weather and a dynamic macro environment in key markets – the disciplined execution of our growth strategy delivered top-line growth of 1.2%, with NR/hl up 7.4%. Normalized EBITDA grew 2.9%, with margin expanding 50 bps, supported by disciplined cost and expense management and efficient resource allocation.

In the first nine months year, our performance reflected the continued strengthening of our brands with top-line growing 3.7%, supported by our revenue management strategy and ongoing premiumization. Gross margin expanded 50 bps and Normalized EBITDA grew 7.6%, with 120 bps of margin expansion while Normalized EPS increased by 7.3%.

These results highlight the strength of our portfolio and the balance of our strategy — leading and growing the category, digitizing and monetizing our ecosystem, and optimizing our business. Together, these pillars continue to guide our decisions, enabling us to navigate short-term headwinds while investing in our business.

•	Lead and grow the category

As category leaders, we place customers and consumers at the center of every decision. Guided by data and insights, we are able to better understand and serve an evolving demand, a capability that becomes even more important in a dynamic environment. Recent industry softness in some key markets reflected mainly situational (short-term or cyclical factors) — such as adverse weather conditions and a more dynamic macroeconomic context — rather than structural changes in consumer behavior. Engagement with the beer category remained stable, and brand equity metrics either improved or were maintained in most markets, reinforcing confidence in the long-term fundamentals of both the category and our portfolio. This disciplined approach allows us to stay consistent with our strategic choices while strengthening our brands across our markets.

Our strategic priorities continued to deliver results on multiple fronts. Premium and super-premium brands grew high single digits in the quarter. While the core segment declined by high single digits, reflecting its higher exposure to weather-related and macroeconomic softness, improvements in brand equity and price relativity helped preserve competitiveness.

We also advanced in developing new avenues of growth. The balanced-choices portfolio — led by Michelob Ultra, Stella Pure Gold, and our no-alcohol beers —outperformed once again, rising in the mid-thirties in the quarter, expanding participation across consumption occasions.

As we continue to lead and develop the category, our focus remains on not only selling more, but also on broadening our consumer base and expanding the number of occasions, driving sustainable value creation over the long term.

ambev.com.br	Press Release – October 30, 2025

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•	Digitize and monetize our ecosystem

Our digital ecosystem continues to be instrumental to our strategy, generating insights that strengthen our connection with customers and consumers while expanding our addressable market. BEES and Zé Delivery remain powerful platforms that combine scale, engagement, and data-driven insights, helping us make faster and more assertive decisions and building a lasting competitive advantage.

In the quarter, BEES Marketplace maintained strong momentum, with consolidated GMV (Gross Merchandise Value) growing 100%, while in Brazil GMV expanded by more than 120%, supported by the growth of third-party partnerships. Customer engagement deepened, as the average number of SKUs purchased per point of sale increased 60% year over year, and more than 80% of BEES customers purchased at least one Marketplace item—over 10 percentage points higher than last year. This reflects the growing engagement of our customers and the relevance of our assortment. Beyond scale, BEES remains a key enabler of revenue and cost management, providing granular visibility into price elasticity and customer behavior that supports optimized pricing, promotions, and portfolio efficiency.

On the direct-to-consumer front, Zé Delivery continued to expand its reach, with GMV up 7% year over year and Average Order Value rising 9%. Monthly Active Users increased 11%, reaching 5.4 million, reflecting stronger engagement and sustained preference for the volume—above the Brazil Beer average—while user satisfaction remained high, with NPS (Net Promoter Score) levels near all-time highs.

By combining digital scale with actionable insights, our platforms are not only scaling but refining how we operate, enhancing commercial execution, optimizing resource allocation, and strengthening our ability to understand market dynamics. Together, they continue to play a central role in sustaining competitiveness and in driving long-term value creation across the business.

•	Optimize our business

Our disciplined approach to efficiency and resource allocation once again supported EBITDA growth with margin expansion, even amid softer volumes, demonstrating the resilience of our operating model. While FX and commodity headwinds, particularly aluminum, drove a 7.7% increase in Cash COGS per hectoliter, our productivity and efficiency initiatives continued to deliver gains across multiple fronts. In brewing, tighter process controls and disciplined cost management in our operations helped reduce conversion costs and improve productivity. Cash SG&A declined 0.8%, reflecting lower distribution expenses amid softer volumes and adjustments to variable compensation within administrative expenses. Together, these efforts in cost and expense discipline, combined with a strong net revenue per hectoliter performance, helped offset external pressures and supported margin expansion across the business. As a result, EBITDA margin expanded in most of our business units once again.

Normalized EPS grew 8.7% in the quarter, given a lower effective tax rate, which more than offset higher net financial expenses.

As for our cash flow generation, our cash flow from operating activities totaled R$ 6.9 billion, declining R$ 1.2 billion year-on-year, mainly due to higher income taxes. Even so, cash generation remained robust and supported our ongoing shareholder return agenda. Following the intermediary dividend payments through the year that amounted for R$ 6 billion, the Board of Directors approved a share-buyback program of approximately R$ 2.5 billion, reinforcing the confidence in our business fundamentals and long-term value creation potential.

ambev.com.br	Press Release – October 30, 2025

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As we advance, we remain focused on balancing progress across all three pillars of our strategy—strengthening our brands as leaders of the category, accelerating digital transformation, and maintaining disciplined revenue and cost management—to sustain growth with value creation.

Financial highlights - Ambev consolidated
R$ million	3Q24	3Q25	% As Reported	% Organic	YTD24	YTD25	% As Reported	% Organic
Volume ('000 hl)	45,062.6	42,419.2	-5.9%	-5.8%	131,504.8	127,306.2	-3.2%	-3.2%
Net revenue	22,096.7	20,847.3	-5.7%	1.2%	62,417.3	63,434.8	1.6%	3.7%
Gross profit	11,124.1	10,727.3	-3.6%	1.3%	31,325.7	32,323.0	3.2%	4.8%
% Gross margin	50.3%	51.5%	120 bps	10 bps	50.2%	51.0%	80 bps	50 bps
Normalized EBITDA	7,063.5	7,059.1	-0.1%	2.9%	19,409.2	20,656.5	6.4%	7.6%
% Normalized EBITDA margin	32.0%	33.9%	190 bps	50 bps	31.1%	32.6%	150 bps	120 bps

Profit	3,566.3	4,863.7	36.4%		9,822.4	11,458.9	16.7%
Normalized profit	3,579.6	3,843.1	7.4%		9,855.9	10,496.0	6.5%
EPS (R$/shares)	0.22	0.30	38.3%		0.61	0.71	17.6%
Normalized EPS (R$/shares)	0.22	0.24	8.7%		0.61	0.65	7.3%

ambev.com.br	Press Release – October 30, 2025

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KEY MARKETS PERFORMANCES

Brazil Beer: Outperformed a soft industry, leading to low-single-digit market share gains. Disciplined revenue and cost management delivered low-single-digit bottom-line growth with margin expansion.

•	Operating performance: Situational factors led industry softness, particularly in on-trade occasions that were affected by colder-than-average temperatures in the South and Southeast – regions that had experienced an unusually warm winter the last two years. In addition, pressure on disposable income persisted, especially in the North and Northeast. Together, these factors explain over 100% of our volume decline. NR/hl excluding marketplace grew 5.7% driven by revenue management initiatives and favorable brand mix. Cash COGS/hl excluding marketplace increased by 7.4%, partially offset by cost efficiency initiatives, while Cash SG&A decreased by 3.9%. As a result, Normalized EBITDA was stable, with gross margin contracting 30 bps and Normalized EBITDA margin expanding 80 bps.

In YTD25, net revenue was slightly negative (volumes -5.2% and NR/hl +4.7%), and Normalized EBITDA grew by 4.5%, with gross margin expanding 90 bps, and Normalized EBITDA margin expanding 170 bps.

•	Commercial highlights: Brand equity continued to strengthen, driving market share gains, according to our estimates. Premium and super-premium brands grew mid-teens, led by Original, Stella family and Corona, achieving leadership in the segment for the first time in ten years, reaching nearly 50% share, according to our estimates. The Balanced Choices portfolio grew 65%, driven by Stella Pure Gold growing over 150%, Michelob Ultra rising in the eighties, and no-alcohol beers expanding in the low-twenties, reinforcing our leadership in the segment. While the equity of our brands remained resilient, together core and core plus segments volumes declined low-teens, reflecting overall industry softness. BEES maintained record NPS levels and GMV up more than 120% and SKU/POC up 60%, while Zé Delivery MAUs grew by 11%, GMV by 7 % and AOV by 9%.
Brazil Beer[3]
R$ million	3Q24	Scope	Currency Translation	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	23,344.3	-		(1,787.5)	21,556.8	-7.7%	-7.7%
Net revenue	9,886.3	-	-	(209.1)	9,677.2	-2.1%	-2.1%
Net revenue/hl (R$)	423.5	-	-	25.4	448.9	6.0%	6.0%
COGS	(4,825.1)	-	-	75.4	(4,749.7)	-1.6%	-1.6%
COGS/hl (R$)	(206.7)	-	-	(13.6)	(220.3)	6.6%	6.6%
COGS excl. deprec. & amort.	(4,343.9)	-	-	50.0	(4,293.9)	-1.2%	-1.2%
COGS/hl excl. deprec. & amort. (R$)	(186.1)	-	-	(13.1)	(199.2)	7.0%	7.0%
Gross profit	5,061.3	-	-	(133.7)	4,927.5	-2.6%	-2.6%
% Gross margin	51.2%				50.9%	-30 bps	-30 bps
SG&A excl. deprec. & amort.	(2,555.6)	-	-	99.4	(2,456.2)	-3.9%	-3.9%
SG&A deprec. & amort.	(452.7)	-	-	(3.2)	(455.8)	0.7%	0.7%
SG&A total	(3,008.3)	-	-	96.2	(2,912.0)	-3.2%	-3.2%
Other operating income/(expenses)	461.6	(57.1)	-	62.5	467.1	1.2%	15.4%
Normalized Operating Profit	2,514.7	(57.1)	-	25.0	2,482.6	-1.3%	1.0%
% Normalized Operating margin	25.4%			0.0%	25.7%	30 bps	80 bps
Normalized EBITDA	3,448.5	(57.1)	-	2.8	3,394.3	-1.6%	0.1%
% Normalized EBITDA margin	34.9%				35.1%	20 bps	80 bps

Brazil Beer
R$ million	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% As Reported	% Organic
Volume ('000 hl)	68,335.3	-		(3,577.5)	64,757.8	-5.2%	-5.2%
Net revenue	28,885.3	-	-	(217.7)	28,667.6	-0.8%	-0.8%
Net revenue/hl (R$)	422.7	-	-	20.0	442.7	4.7%	4.7%
COGS	(14,252.7)	-	-	382.2	(13,870.5)	-2.7%	-2.7%
COGS/hl (R$)	(208.6)	-	-	(5.6)	(214.2)	2.7%	2.7%
COGS excl. deprec. & amort.	(12,804.5)	-	-	314.8	(12,489.7)	-2.5%	-2.5%
COGS/hl excl. deprec. & amort. (R$)	(187.4)	-	-	(5.5)	(192.9)	2.9%	2.9%
Gross profit	14,632.6	-	-	164.6	14,797.1	1.1%	1.1%
% Gross margin	50.7%				51.6%	90 bps	90 bps
SG&A excl. deprec. & amort.	(7,919.1)	-	-	248.4	(7,670.7)	-3.1%	-3.1%
SG&A deprec. & amort.	(1,359.1)	-	-	(25.6)	(1,384.7)	1.9%	1.9%
SG&A total	(9,278.2)	-	-	222.9	(9,055.3)	-2.4%	-2.4%
Other operating income/(expenses)	1,359.1	(51.7)	-	80.3	1,387.7	2.1%	6.5%
Normalized Operating Profit	6,713.4	(51.7)	-	467.8	7,129.5	6.2%	7.1%
% Normalized Operating margin	23.2%			0.0%	24.9%	170 bps	180 bps
Normalized EBITDA	9,520.8	(51.7)	-	425.9	9,894.9	3.9%	4.5%
% Normalized EBITDA margin	33.0%				34.5%	150 bps	170 bps

3 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 433.8 (5.7% organic growth) and R$ (186.7) (7.4% organic growth), respectively. In YTD25 net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 428.7 (4.7% organic growth) and R$ (181.2) (3.4% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – October 30, 2025

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Brazil NAB: The disciplined execution of our strategy delivered mid-single-digit bottom-line growth with margin expansion, despite a soft industry in the quarter.

•	Operating performance: The carbonated soft drinks industry declined mid-single-digit in Q3, according to Nielsen, impacted by similar situational factors that affected the beer industry, with unseasonable weather and a challenging macroeconomic environment weighing on demand. Our volume performance also reflected an inventory phasing following our revenue management decisions taken last quarter. Net revenue grew by 0.5%, with NR/hl up 10.0%, reflecting our revenue management initiatives and a favorable brand mix. Cash COGS/hl increased 10.7% impacted by higher FX, commodity prices, and brand mix, while Cash SG&A decreased 6.1%. Normalized EBITDA grew 6.1%, with gross margin down 80 bps and Normalized EBITDA margin expanding 150 bps.

In YTD25, net revenue grew by 6.1% (volumes -1.7%, and NR/hl +8.0%), and Normalized EBITDA increased 5.3%, with gross margin contracting 170 bps and Normalized EBITDA margin down 20 bps.

•	Commercial highlights: Throughout the year, our brands continued to strengthen, delivering market share growth year to date despite remaining stable to slightly down in the quarter, according to our estimates. No-sugar beverages continued on a strong trajectory, with Guaraná Antarctica Zero and Pepsi Black growing by low-thirties and mid-thirties, respectively, reinforcing the strength of our portfolio in the no-sugar segment.
Brazil NAB[4]
R$ million	3Q24	Scope	Currency Translation	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	8,493.0	-		(732.8)	7,760.2	-8.6%	-8.6%
Net revenue	2,073.0	-	-	10.1	2,083.1	0.5%	0.5%
Net revenue/hl (R$)	244.1	-	-	24.4	268.4	10.0%	10.0%
COGS	(1,129.7)	-	-	(21.4)	(1,151.1)	1.9%	1.9%
COGS/hl (R$)	(133.0)	-	-	(15.3)	(148.3)	11.5%	11.5%
COGS excl. deprec. & amort.	(1,101.7)	-	-	(12.2)	(1,113.9)	1.1%	1.1%
COGS/hl excl. deprec. & amort. (R$)	(129.7)	-	-	(13.8)	(143.5)	10.7%	10.7%
Gross profit	943.3	-	-	(11.2)	932.0	-1.2%	-1.2%
% Gross margin	45.5%				44.7%	-80 bps	-80 bps
SG&A excl. deprec. & amort.	(511.6)	-	-	31.0	(480.6)	-6.1%	-6.1%
SG&A deprec. & amort.	(62.7)	-	-	(0.6)	(63.2)	0.9%	0.9%
SG&A total	(574.3)	-	-	30.5	(543.8)	-5.3%	-5.3%
Other operating income/(expenses)	103.9	(10.1)	-	5.0	98.8	-4.9%	5.3%
Normalized Operating Profit	472.9	(10.1)	-	24.2	487.0	3.0%	5.2%
% Normalized Operating margin	22.8%			0.0%	23.4%	60 bps	110 bps
Normalized EBITDA	563.6	(10.1)	-	33.9	587.4	4.2%	6.1%
% Normalized EBITDA margin	27.2%				28.2%	100 bps	150 bps

Brazil NAB
R$ million	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% As Reported	% Organic
Volume ('000 hl)	25,094.3	-		(437.2)	24,657.1	-1.7%	-1.7%
Net revenue	6,001.5	-	-	367.4	6,368.9	6.1%	6.1%
Net revenue/hl (R$)	239.2	-	-	19.1	258.3	8.0%	8.0%
COGS	(3,306.3)	-	-	(312.0)	(3,618.3)	9.4%	9.4%
COGS/hl (R$)	(131.8)	-	-	(15.0)	(146.7)	11.4%	11.4%
COGS excl. deprec. & amort.	(3,186.0)	-	-	(333.0)	(3,518.9)	10.5%	10.5%
COGS/hl excl. deprec. & amort. (R$)	(127.0)	-	-	(15.8)	(142.7)	12.4%	12.4%
Gross profit	2,695.2	-	-	55.4	2,750.6	2.1%	2.1%
% Gross margin	44.9%				43.2%	-170 bps	-170 bps
SG&A excl. deprec. & amort.	(1,452.4)	-	-	2.3	(1,450.1)	-0.2%	-0.2%
SG&A deprec. & amort.	(191.2)	-	-	(15.4)	(206.6)	8.1%	8.1%
SG&A total	(1,643.6)	-	-	(13.1)	(1,656.7)	0.8%	0.8%
Other operating income/(expenses)	312.0	(9.1)	-	50.8	353.7	13.4%	17.4%
Normalized Operating Profit	1,363.6	(9.1)	-	93.0	1,447.6	6.2%	6.9%
% Normalized Operating margin	22.7%	0.0%	0.0%	0.0%	22.7%	0 bps	10 bps
Normalized EBITDA	1,675.1	(9.1)	-	87.5	1,753.6	4.7%	5.3%
% Normalized EBITDA margin	27.9%				27.5%	-40 bps	-20 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

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BRAZIL

Brazil[5]
R$ million	3Q24	Scope	Currency Translation	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	31,837.2	-		(2,520.3)	29,316.9	-7.9%	-7.9%
Net revenue	11,959.3	-	-	(199.0)	11,760.3	-1.7%	-1.7%
Net revenue/hl (R$)	375.6	-	-	25.5	401.1	6.8%	6.8%
COGS	(5,954.8)	-	-	54.0	(5,900.8)	-0.9%	-0.9%
COGS/hl (R$)	(187.0)	-	-	(14.2)	(201.3)	7.6%	7.6%
COGS excl. deprec. & amort.	(5,445.6)	-	-	37.8	(5,407.8)	-0.7%	-0.7%
COGS/hl excl. deprec. & amort. (R$)	(171.0)	-	-	(13.4)	(184.5)	7.8%	7.8%
Gross profit	6,004.5	-	-	(145.0)	5,859.6	-2.4%	-2.4%
% Gross margin	50.2%				49.8%	-40 bps	-40 bps
SG&A excl. deprec. & amort.	(3,067.2)	-	-	130.5	(2,936.8)	-4.3%	-4.3%
SG&A deprec. & amort.	(515.3)	-	-	(3.8)	(519.1)	0.7%	0.7%
SG&A total	(3,582.5)	-	-	126.7	(3,455.8)	-3.5%	-3.5%
Other operating income/(expenses)	565.5	(67.1)	-	67.5	565.9	0.1%	13.5%
Normalized Operating Profit	2,987.5	(67.1)	-	49.2	2,969.6	-0.6%	1.7%
% Normalized Operating margin	25.0%	0.0%		0.0%	25.3%	30 bps	90 bps
Normalized EBITDA	4,012.0	(67.1)	-	36.7	3,981.6	-0.8%	0.9%
% Normalized EBITDA margin	33.5%				33.9%	40 bps	90 bps

Brazil
R$ million	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% As Reported	% Organic
Volume ('000 hl)	93,429.6	-		(4,014.7)	89,414.9	-4.3%	-4.3%
Net revenue	34,886.7	-	-	149.7	35,036.5	0.4%	0.4%
Net revenue/hl (R$)	373.4	-	-	18.4	391.8	4.9%	4.9%
COGS	(17,559.0)	-	-	70.2	(17,488.8)	-0.4%	-0.4%
COGS/hl (R$)	(187.9)	-	-	(7.7)	(195.6)	4.1%	4.1%
COGS excl. deprec. & amort.	(15,990.4)	-	-	(18.2)	(16,008.7)	0.1%	0.1%
COGS/hl excl. deprec. & amort. (R$)	(171.1)	-	-	(7.9)	(179.0)	4.6%	4.6%
Gross profit	17,327.8	-	-	219.9	17,547.7	1.3%	1.3%
% Gross margin	49.7%				50.1%	40 bps	40 bps
SG&A excl. deprec. & amort.	(9,371.5)	-	-	250.8	(9,120.7)	-2.7%	-2.7%
SG&A deprec. & amort.	(1,550.3)	-	-	(41.0)	(1,591.3)	2.6%	2.6%
SG&A total	(10,921.8)	-	-	209.8	(10,712.0)	-1.9%	-1.9%
Other operating income/(expenses)	1,671.1	(60.8)	-	131.1	1,741.4	4.2%	8.5%
Normalized Operating Profit	8,077.1	(60.8)	-	560.8	8,577.1	6.2%	7.1%
% Normalized Operating margin	23.2%	0.0%		0.0%	24.5%	130 bps	150 bps
Normalized EBITDA	11,195.9	(60.8)	-	513.4	11,648.5	4.0%	4.6%
% Normalized EBITDA margin	32.1%				33.2%	110 bps	130 bps

5 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 390.0 (6.6% organic growth) and R$ (175.2) (8.2% organic growth), respectively. In YTD25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 381.7 (5.0% organic growth) and R$ (170.6) (5.1% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): Improved operating environment led to top and bottom-line growth, with margin expansion.

•	Operating performance: The overall improvement in the operating environment in the Dominican Republic led to a sequential volume recovery in the country. Despite soft industries across the region, volumes increased by 1.3%. NR/hl grew 0.9%, driven by revenue management initiatives, while Cash COGS/hl rose only 0.5% reflecting costs efficiencies. Cash SG&A decreased by 11.1% benefiting from the phasing of sales and marketing investments and lower administrative expenses across the region. Normalized EBITDA grew 8.5%, with gross margin and Normalized EBITDA margin expanding 70 bps and 270 bps, respectively.

In YTD25, net revenue increased by 0.1% (volumes -2.6% and NR/hl +2.8%), and Normalized EBITDA grew 5.5%, with gross margin expanding 90 bps, and Normalized EBITDA margin expanding 220 bps.

•	Commercial highlights: In the Dominican Republic, beer gained share of total alcohol sequentially supported by improved price relativity and healthier category dynamics. Brand equity for the Presidente family continued to strengthen, reaching an all-time high, driven by consistent marketing investments and brand activations. In Panama, the beer industry declined in the quarter reflecting a challenging economic environment. Nonetheless, continued investment behind our brands strengthened the Balboa family’s equity to record levels. Both in the Dominican Republic and Panama we are fully digital, with over 90% of revenue transacted through BEES.
CAC[6]
R$ million	3Q24	Scope	Currency Translation	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	3,109.6	(51.2)		39.2	3,097.6	-0.4%	1.3%
Net revenue	2,858.5	(68.1)	(111.8)	60.3	2,738.9	-4.2%	2.2%
Net revenue/hl (R$)	919.3	(6.9)	(36.1)	7.9	884.2	-3.8%	0.9%
COGS	(1,288.9)	42.3	45.5	(7.9)	(1,208.9)	-6.2%	0.6%
COGS/hl (R$)	(414.5)	6.9	14.7	2.6	(390.3)	-5.8%	-0.6%
COGS excl. deprec. & amort.	(1,137.0)	37.4	37.9	(20.1)	(1,081.8)	-4.9%	1.8%
COGS/hl excl. deprec. & amort. (R$)	(365.6)	6.1	12.2	(1.9)	(349.2)	-4.5%	0.5%
Gross profit	1,569.7	(25.8)	(66.3)	52.4	1,530.0	-2.5%	3.4%
% Gross margin	54.9%				55.9%	100 bps	70 bps
SG&A excl. deprec. & amort.	(528.9)	17.7	18.4	56.6	(436.1)	-17.5%	-11.1%
SG&A deprec. & amort.	(58.5)	4.6	3.4	(3.7)	(54.2)	-7.4%	6.3%
SG&A total	(587.4)	22.3	21.9	52.9	(490.3)	-16.5%	-9.4%
Other operating income/(expenses)	2.1	(0.1)	0.3	3.4	5.8	169.4%	166.1%
Normalized Operating Profit	984.4	(3.6)	(44.1)	108.7	1,045.5	6.2%	11.1%
% Normalized Operating margin	34.4%				38.2%	380 bps	300 bps
Normalized EBITDA	1,194.8	(13.1)	(55.1)	100.2	1,226.8	2.7%	8.5%
% Normalized EBITDA margin	41.8%				44.8%	300 bps	270 bps

CAC	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,059.0	(51.2)		(235.1)	8,772.7	-3.2%	-2.6%
Net revenue	7,753.2	(68.1)	486.7	8.6	8,180.4	5.5%	0.1%
Net revenue/hl (R$)	855.9	(2.7)	55.5	23.8	932.5	9.0%	2.8%
COGS	(3,593.1)	42.3	(224.0)	63.6	(3,711.1)	3.3%	-1.8%
COGS/hl (R$)	(396.6)	2.4	(25.5)	(3.3)	(423.0)	6.7%	0.8%
COGS excl. deprec. & amort.	(3,188.5)	37.4	(199.7)	52.9	(3,297.9)	3.4%	-1.7%
COGS/hl excl. deprec. & amort. (R$)	(352.0)	2.1	(22.8)	(3.3)	(375.9)	6.8%	1.0%
Gross profit	4,160.1	(25.8)	262.8	72.2	4,469.3	7.4%	1.7%
% Gross margin	53.7%				54.6%	90 bps	90 bps
SG&A excl. deprec. & amort.	(1,408.6)	17.7	(92.4)	116.7	(1,366.6)	-3.0%	-8.4%
SG&A deprec. & amort.	(176.9)	4.6	(12.6)	(4.0)	(188.9)	6.8%	2.3%
SG&A total	(1,585.5)	22.3	(105.0)	112.7	(1,555.5)	-1.9%	-7.2%
Other operating income/(expenses)	8.3	(0.1)	(1.0)	(4.3)	2.9	-65.5%	-52.9%
Normalized Operating Profit	2,582.9	(3.6)	156.7	180.5	2,916.6	12.9%	7.0%
% Normalized Operating margin	33.3%	0.0%	0.0%	0.0%	35.7%	240 bps	230 bps
Normalized EBITDA	3,164.4	(13.1)	193.6	173.8	3,518.7	11.2%	5.5%
% Normalized EBITDA margin	40.8%				43.0%	220 bps	220 bps

6 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 852.9 (1.4% organic growth) and R$ (317.5) (0.9% organic growth), respectively. In YTD25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 892.7 (3.3% organic growth) and R$ (339.7) (1.6% organic growth), respectively. The scope change in CAC refers to sale of subsidiary’s organic effect.

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Latin America South (LAS): Top and bottom-line growth, despite a continued challenging consumer environment in Argentina

•	Operating performance: Consumer demand remained challenging in Argentina but was healthy in Bolivia, leading to volumes decline of 0.8% in the region. Top line increased led by the execution of our revenue management strategy. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation. Normalized EBITDA increased by 4.6%, with gross margin expanding by 120 bps and Normalized EBITDA margin declining by 100 bps.

In YTD25, net revenue was up 17.0% (volumes +0.9% and NR/hl +15.9%), and Normalized EBITDA rose by 22.5%, with gross margin expansion of 130 bps, and Normalized EBITDA margin expanding 110 bps.

•	Commercial highlights: In Argentina, macroeconomic conditions remained challenging, with weak consumer confidence weighing on demand and leading to an industry decline. Volumes declined low single digits, reflecting both the industry contraction and temporary price relativity effects from our revenue management decisions, resulting in a slight market-share decline. We remain focused on executing our strategy and positive about the category’s gradual recovery as the environment stabilizes. In Bolivia, volumes grew high-single digits, driven by above core brands, with our megabrands Paceña and Huari further strengthening their brand equity. In Chile, market share continued to expand in the quarter reaching all time high levels. And in Paraguay despite industry softness, brand equity continued to improve supported by ongoing marketing investments. As for our digital initiatives, BEES coverage exceeded 70% of net revenue in Argentina, Bolivia and Paraguay.
LAS[7]				IAS 29 6M Impact
R$ million	3Q24	Scope	Currency Translation		Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	7,665.0	-		-	(59.9)	7,605.1	-0.8%	-0.8%
Net revenue	4,381.8	(44.1)	(949.1)	(299.1)	402.5	3,491.9	-20.3%	9.2%
Net revenue/hl (R$)	571.7	(5.8)	(124.8)	(39.4)	57.4	459.2	-19.7%	10.0%
COGS	(2,498.1)	42.8	652.7	165.6	(171.7)	(1,808.6)	-27.6%	6.9%
COGS/hl (R$)	(325.9)	5.6	85.8	21.8	(25.1)	(237.8)	-27.0%	7.7%
COGS excl. deprec. & amort.	(2,266.2)	62.9	587.5	148.0	(176.7)	(1,644.5)	-27.4%	7.8%
COGS/hl excl. deprec. & amort. (R$)	(295.7)	8.2	77.3	19.5	(25.6)	(216.2)	-26.9%	8.6%
Gross profit	1,883.8	(1.4)	(296.5)	(133.4)	230.8	1,683.3	-10.6%	12.3%
% Gross margin	43.0%					48.2%	520 bps	120 bps
SG&A excl. deprec. & amort.	(1,133.6)	26.7	324.6	87.0	(174.7)	(870.0)	-23.3%	15.4%
SG&A deprec. & amort.	(112.6)	(25.5)	39.3	9.0	(2.1)	(91.9)	-18.4%	1.9%
SG&A total	(1,246.2)	1.2	363.9	96.0	(176.8)	(961.9)	-22.8%	14.2%
Other operating income/(expenses)	26.4	(1.1)	(4.7)	0.1	(4.8)	15.8	-40.1%	-18.3%
Normalized Operating Profit	664.0	(1.3)	62.8	(37.3)	49.1	737.2	11.0%	7.4%
% Normalized Operating margin	15.2%	0.0%	0.0%	0.0%	0.0%	21.1%	590 bps	-30 bps
Normalized EBITDA	1,008.4	44.3	(41.7)	(64.0)	46.2	993.3	-1.5%	4.6%
% Normalized EBITDA margin	23.0%					28.4%	540 bps	-100 bps

7 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 452.4 (10.0% organic growth) and R$ (210.8) (8.8% organic growth), respectively. In YTD25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 537.6 (15.6% organic growth) and R$ (258.8) (13.0% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15 and 16.

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LAS	YTD24	Scope	Currency Translation		Organic Growth	YTD25	% As Reported	% Organic
R$ million				IAS 29 6M Impact
Volume ('000 hl)	22,387.8	-		-	208.7	22,596.5	0.9%	0.9%
Net revenue	12,392.4	317.8	(1,931.1)	(559.6)	2,103.8	12,323.2	-0.6%	17.0%
Net revenue/hl (R$)	553.5	14.2	(85.5)	(24.9)	88.0	545.4	-1.5%	15.9%
COGS	(6,775.8)	(466.1)	1,346.6	278.8	(969.7)	(6,586.3)	-2.8%	14.3%
COGS/hl (R$)	(302.7)	(20.8)	59.6	12.5	(40.1)	(291.5)	-3.7%	13.3%
COGS excl. deprec. & amort.	(6,122.1)	(442.0)	1,213.6	242.2	(891.6)	(5,999.9)	-2.0%	14.6%
COGS/hl excl. deprec. & amort. (R$)	(273.5)	(19.7)	53.7	10.9	(36.9)	(265.5)	-2.9%	13.5%
Gross profit	5,616.6	(148.4)	(584.5)	(280.8)	1,134.1	5,736.9	2.1%	20.2%
% Gross margin	45.3%					46.6%	130 bps	130 bps
SG&A excl. deprec. & amort.	(3,277.7)	(124.4)	659.4	139.7	(535.8)	(3,138.8)	-4.2%	16.3%
SG&A deprec. & amort.	(319.9)	(43.3)	77.7	14.6	(39.4)	(310.2)	-3.0%	12.3%
SG&A total	(3,597.6)	(167.7)	737.1	154.4	(575.2)	(3,448.9)	-4.1%	16.0%
Other operating income/(expenses)	18.8	15.4	(6.9)	4.3	0.6	32.2	71.3%	3.1%
Normalized Operating Profit	2,037.8	(300.6)	145.7	(122.2)	559.5	2,320.2	13.9%	27.5%
% Normalized Operating margin	16.4%	0.0%			0.0%	18.8%	240 bps	150 bps
Normalized EBITDA	3,011.4	(233.2)	(65.0)	(173.3)	676.9	3,216.7	6.8%	22.5%
% Normalized EBITDA margin	24.3%					26.1%	180 bps	110 bps

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Canada: Outperformed a soft beer industry, while delivering bottom line growth with margin expansion.

•	Operating performance: Volumes decreased by 2.0%, outperforming both beer and beyond beer industries. Our performance was driven by the strength of our megabrands, the continued growth in Ontario which benefitted from the route to market expansion and strong momentum in the ready-to-drink segment. Top line was flattish, with NR/hl growth of 2.0% reflecting our revenue management initiatives and continued premiumization of our portfolio. Normalized EBITDA increased by 2.0% with Normalized EBITDA margin expansion of 70 bps.

In YTD25, net revenue was up 0.6% (volumes -1.5% and NR/hl +2.2%), and Normalized EBITDA increased by 5.1%, with gross margin expansion of 80 bps, and Normalized EBITDA margin expansion of 120 bps.

•	Commercial highlights: We gained market share in both beer and beyond beer in the quarter, according to our estimates, led by our megabrands. In Beer, the performance was driven by the continued strength of our megabrands strategy with Busch, Michelob Ultra, and Corona leading market share gains and ranked among the top five fastest-growing beer brand families in the country. The no-alcohol beer segment also grew solidly, with Corona Cero and Busch NA leading share gains in the category. In Beyond Beer, market share gains were driven Cutwater and Mike’s Hard Lemonade. BEES coverage maintained low-thirties of net revenue, enhancing customer connectivity and execution capabilities in the market.
Canada[8]
R$ million	3Q24	Scope	Currency Translation	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	2,450.8	(1.3)		(49.8)	2,399.6	-2.1%	-2.0%
Net revenue	2,897.1	(2.0)	(35.5)	(3.5)	2,856.1	-1.4%	-0.1%
Net revenue/hl (R$)	1,182.1	(0.2)	(14.8)	23.1	1,190.2	0.7%	2.0%
COGS	(1,230.9)	0.3	15.1	13.8	(1,201.7)	-2.4%	-1.1%
COGS/hl (R$)	(502.2)	(0.2)	6.3	(4.7)	(500.8)	-0.3%	0.9%
COGS excl. deprec. & amort.	(1,148.4)	0.3	14.4	10.7	(1,123.0)	-2.2%	-0.9%
COGS/hl excl. deprec. & amort. (R$)	(468.6)	(0.1)	6.0	(5.3)	(468.0)	-0.1%	1.1%
Gross profit	1,666.2	(1.7)	(20.4)	10.3	1,654.4	-0.7%	0.6%
% Gross margin	57.5%				57.9%	40 bps	40 bps
SG&A excl. deprec. & amort.	(901.8)	0.3	16.2	30.0	(855.3)	-5.2%	-3.3%
SG&A deprec. & amort.	(68.3)	-	2.4	(5.3)	(71.3)	4.3%	7.8%
SG&A total	(970.1)	0.3	18.6	24.7	(926.6)	-4.5%	-2.5%
Other operating income/(expenses)	1.3	-	(1.7)	(19.9)	(20.3)	nm	nm
Normalized Operating Profit	697.3	(1.4)	(3.6)	15.1	707.5	1.5%	2.2%
% Normalized Operating margin	24.1%	0.0%	0.0%	0.0%	24.8%	70 bps	60 bps
Normalized EBITDA	848.2	(1.4)	(6.7)	17.3	857.4	1.1%	2.0%
% Normalized EBITDA margin	29.3%				30.0%	70 bps	70 bps

8 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,188.1 (2.0% organic growth) and R$ (466.7) (1.2% organic growth), respectively. In YTD25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,208.1 (2.2% organic growth) and R$ (475.9) (0.6% organic growth), respectively. The scope change in Canada refers to the discontinuation of distribution rights.

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Canada
R$ million	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% As Reported	% Organic
Volume ('000 hl)	6,628.5	(3.7)		(102.6)	6,522.2	-1.6%	-1.5%
Net revenue	7,384.9	(5.2)	472.2	42.8	7,894.7	6.9%	0.6%
Net revenue/hl (R$)	1,114.1	(0.2)	72.4	24.1	1,210.4	8.6%	2.2%
COGS	(3,163.6)	0.6	(198.9)	36.2	(3,325.7)	5.1%	-1.1%
COGS/hl (R$)	(477.3)	(0.2)	(30.5)	(2.0)	(509.9)	6.8%	0.4%
COGS excl. deprec. & amort.	(2,957.2)	0.6	(186.3)	28.0	(3,114.9)	5.3%	-0.9%
COGS/hl excl. deprec. & amort. (R$)	(446.1)	(0.2)	(28.6)	(2.7)	(477.6)	7.0%	0.6%
Gross profit	4,221.3	(4.5)	273.3	79.1	4,569.1	8.2%	1.9%
% Gross margin	57.2%				57.9%	70 bps	80 bps
SG&A excl. deprec. & amort.	(2,399.9)	1.0	(149.5)	49.4	(2,499.0)	4.1%	-2.1%
SG&A deprec. & amort.	(202.0)	-	(14.0)	(18.1)	(234.1)	15.9%	9.0%
SG&A total	(2,601.9)	1.0	(163.5)	31.3	(2,733.1)	5.0%	-1.2%
Other operating income/(expenses)	9.7	-	(0.5)	(17.5)	(8.3)	-185.9%	-180.8%
Normalized Operating Profit	1,629.1	(3.6)	109.3	92.8	1,827.6	12.2%	5.7%
% Normalized Operating margin	22.1%	0.0%	0.0%	0.0%	23.1%	100 bps	110 bps
Normalized EBITDA	2,037.4	(3.6)	135.9	102.8	2,272.5	11.5%	5.1%
% Normalized EBITDA margin	27.6%				28.8%	120 bps	120 bps

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AMBEV CONSOLIDATED

Ambev[9]
R$ million	3Q24	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	3Q25	% As Reported	% Organic
Volume ('000 hl)	45,062.6	(52.5)	-		(2,590.9)	42,419.2	-5.9%	-5.8%
Net revenue	22,096.7	(114.2)	(1,096.4)	(299.1)	260.2	20,847.3	-5.7%	1.2%
Net revenue/hl (R$)	490.4	(2.0)	(25.8)	(7.1)	36.0	491.5	0.2%	7.4%
COGS	(10,972.6)	85.3	713.3	165.6	(111.7)	(10,120.0)	-7.8%	1.0%
COGS/hl (R$)	(243.5)	1.6	16.8	4.0	(17.5)	(238.6)	-2.0%	7.2%
COGS excl. deprec. & amort.	(9,997.1)	100.5	639.8	148.0	(148.3)	(9,257.1)	-7.4%	1.5%
COGS/hl excl. deprec. & amort. (R$)	(221.9)	2.0	15.1	3.6	(17.0)	(218.2)	-1.6%	7.7%
Gross profit	11,124.1	(28.8)	(383.1)	(133.4)	148.5	10,727.3	-3.6%	1.3%
% Gross margin	50.3%					51.5%	120 bps	10 bps
SG&A excl. deprec. & amort.	(5,631.5)	44.8	359.2	87.0	42.4	(5,098.1)	-9.5%	-0.8%
SG&A deprec. & amort.	(754.8)	(20.9)	45.1	9.0	(14.9)	(736.4)	-2.4%	2.0%
SG&A total	(6,386.3)	23.9	404.3	96.0	27.4	(5,834.6)	-8.6%	-0.4%
Other operating income/(expenses)	595.3	(68.4)	(6.1)	0.1	46.1	567.1	-4.7%	8.7%
Normalized Operating Profit	5,333.2	(73.3)	15.2	(37.3)	222.1	5,459.8	2.4%	4.2%
% Normalized Operating margin	24.1%	0.0%	0.0%	0.0%	0.0%	26.2%	210 bps	70 bps
Exceptional items above EBITDA	(18.9)	0.5	65.1	0.4	798.3	845.5	nm	nm
Net finance results	(681.5)					(1,086.0)	59.3%
Share of results of joint ventures	36.8					(5.4)	-114.6%
Income tax expense	(1,103.3)					(350.2)	-68.3%
Profit	3,566.3					4,863.7	36.4%
Attributable to Ambev holders	3,460.3					4,745.1	37.1%
Attributable to non-controlling interests	106.0					118.6	11.8%

Normalized profit	3,579.6					3,843.1	7.4%
Attributable to Ambev holders	3,473.5					3,743.0	7.8%

Normalized EBITDA	7,063.5	(37.3)	(103.4)	(64.0)	200.4	7,059.1	-0.1%	2.9%
% Normalized EBITDA margin	32.0%					33.9%	190 bps	50 bps

9 In 3Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$480.2 (7.3% organic growth) and R$ (208.5) (8.0% organic growth), respectively. In YTD25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 486.9 (7.1% organic growth) and R$ (213.6) (6.6% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) adjustments relating to the application of the cap methodology for organic growth calculation in Argentina, as detailed on page 16; (iii) the discontinuation of distribution rights in Canada; and (iv) sale of subsidiary’s organic effect in CAC.

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Ambev
R$ million	YTD24	Scope	Currency Translation	IAS 29 6M Impact	Organic Growth	YTD25	% As Reported	% Organic
Volume ('000 hl)	131,504.8	(54.9)	-		(4,143.7)	127,306.2	-3.2%	-3.2%
Net revenue	62,417.3	244.5	(972.2)	(559.6)	2,304.9	63,434.8	1.6%	3.7%
Net revenue/hl (R$)	474.6	2.1	(7.6)	(4.3)	33.5	498.3	5.0%	7.1%
COGS	(31,091.6)	(423.2)	923.8	278.8	(799.6)	(31,111.9)	0.1%	2.6%
COGS/hl (R$)	(236.4)	(3.3)	7.3	2.1	(14.0)	(244.4)	3.4%	5.9%
COGS excl. deprec. & amort.	(28,258.2)	(404.0)	827.6	242.2	(829.0)	(28,421.4)	0.6%	2.9%
COGS/hl excl. deprec. & amort. (R$)	(214.9)	(3.2)	6.5	1.8	(13.5)	(223.3)	3.9%	6.3%
Gross profit	31,325.7	(178.7)	(48.5)	(280.8)	1,505.3	32,323.0	3.2%	4.8%
% Gross margin	50.2%	0.0%				51.0%	80 bps	50 bps
SG&A excl. deprec. & amort.	(16,457.7)	(105.7)	417.5	139.7	(118.9)	(16,125.1)	-2.0%	0.7%
SG&A deprec. & amort.	(2,249.1)	(38.7)	51.1	14.6	(102.5)	(2,324.5)	3.4%	4.6%
SG&A total	(18,706.8)	(144.4)	468.7	154.4	(221.4)	(18,449.7)	-1.4%	1.2%
Other operating income/(expenses)	1,707.9	(45.4)	(8.4)	4.3	109.8	1,768.2	3.5%	7.0%
Normalized Operating Profit	14,326.8	(368.5)	411.8	(122.2)	1,393.7	15,641.5	9.2%	9.8%
% Normalized Operating margin	23.0%	0.0%	0.0%	0.0%	0.0%	24.7%	170 bps	140 bps
Exceptional items above EBITDA	(48.2)	5.7	62.8	0.4	752.1	772.9	nm	nm
Net finance results	(1,703.7)					(2,916.4)	71.2%
Share of results of joint ventures	1.8					(8.1)	nm
Income tax expense	(2,754.4)					(2,031.0)	-26.3%
Profit	9,822.4					11,458.9	16.7%
Attributable to Ambev holders	9,556.9					11,156.8	16.7%
Attributable to non-controlling interests	265.5					302.1	13.8%

Normalized profit	9,855.9					10,496.0	6.5%
Attributable to Ambev holders	9,590.2					10,212.1	6.5%

Normalized EBITDA	19,409.2	(310.7)	264.5	(173.3)	1,466.8	20,656.5	6.4%	7.6%
% Normalized EBITDA margin	31.1%					32.6%	150 bps	120 bps

ambev.com.br	Press Release – October 30, 2025

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	3Q24	3Q25	YTD24	YTD25
R$ million

Government grants and gains on subsidies loans	479.4	484.7	1,301.1	1,357.9
Prior year credits/(debits)	22.9	-	22.9	-
(Additions to)/reversals of provisions	(8.0)	(9.2)	(19.9)	(84.0)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	33.0	9.9	74.9	71.9
Other operating income/(expenses), net	68.0	81.7	328.9	422.3

Other operating income/(expenses)	595.3	567.1	1,707.9	1,768.2

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada, and to results on the sale of a subsidiary in CAC.

Exceptional Items	3Q24	3Q25	YTD24	YTD25
R$ million

Restructuring	(18.4)	(38.6)	(47.4)	(111.0)
Result on sale of subsidiary	-	884.5	-	884.5
IAS 29/CPC 42 (hyperinflation) application effect	(0.5)	(0.4)	(0.8)	(0.6)

Exceptional Items	(18.9)	845.5	(48.2)	772.9

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NET FINANCE RESULTS

Net finance results in 3Q25 totaled R$ (1,086.0) million, a decrease of R$ 404.5 million compared to 3Q24, broken down as follows:

•	Interest income totaled R$ 389.7 million, mainly explained by: (i) interest income of R$ 231.1 million from cash balance investments in Brazil and Argentina, with average reference interest rate of 15% in Brazil and 39% in Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 91.8 million.
•	Interest expense totaled R$ (488.0) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (271.8) million, (ii) lease liabilities interest accruals of R$ (67.0) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (40.0) million, and (iv) CND put option interest accruals of R$ (33.0) million.
•	Losses on derivative instruments of R$ (283.1) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 8.9% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of around US$ 300.0 million in the country.
•	Losses on non-derivative instruments of R$ (524.1) million, primarily reflecting foreign exchange losses related to USD purchases in Bolivia, as well as a non-cash impact from the appreciation of the Brazilian Real, which affected the translation of hard currency balances on the balance sheet.
•	Taxes on financial transactions of R$ (97.5) million.
•	Other financial expenses of R$ (64.0) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expenses of R$ (19.0) million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	3Q24	3Q25	YTD24	YTD25
R$ million

Interest income	502.5	389.7	1,603.4	1,451.4
Interest expenses	(487.5)	(488.0)	(1,536.4)	(1,499.1)
Gains/(losses) on derivative instruments	(170.3)	(283.1)	(513.5)	(837.8)
Gains/(losses) on non-derivative instruments	(161.5)	(524.1)	(252.4)	(1,539.4)
Taxes on financial transactions	(45.7)	(97.5)	(146.6)	(217.3)
Other net financial income/(expenses)	(219.5)	(64.0)	(614.5)	(228.9)
Hyperinflation Argentina	(99.4)	(19.0)	(243.6)	(45.2)
	-	-
Net finance results	(681.5)	(1,086.0)	(1,703.7)	(2,916.4)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2024			September 30, 2025
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local currency	932.3	1,567.1	2,499.4	777.0	1,409.7	2,186.7
Foreign currency	344.1	609.3	953.3	272.1	435.7	707.8
Consolidated debt	1,276.4	2,176.3	3,452.7	1,049.1	1,845.4	2,894.5

Cash and cash equivalents less bank overdrafts			28,595.7			18,307.7
Current investment securities			1,242.0			1,531.7

Net debt/(cash)			(26,384.9)			(16,944.9)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	3Q24	3Q25	YTD24	YTD25
R$ million

Profit before tax	4,669.6	5,213.9	12,576.7	13,489.9

Adjustment on taxable basis
Other non-taxable income	(122.5)	(530.0)	(376.4)	(860.3)
Government grants (VAT)	(27.8)	(97.5)	(27.8)	(291.4)
Share of results of joint ventures	(36.8)	5.4	(1.8)	8.1
Non-deductible expenses	15.1	0.1	49.9	305.3
Taxation on a universal basis and other adjustments related to foreign subsidiaries	36.0	183.7	(30.1)	188.7
Total	4,533.6	4,775.6	12,190.5	12,840.4
Aggregated weighted nominal tax rate	27.2%	27.7%	28.6%	27.6%
Taxes – nominal rate	(1,233.9)	(1,322.3)	(3,483.1)	(3,546.4)

Adjustment on tax expense
Income tax incentives	75.3	210.4	399.5	318.6
Deductible interest on capital effects	363.7	472.2	874.7	1,066.9
Tax savings arising from the amortization of goodwill	0.9	0.9	2.7	2.7
Withholding income tax	(155.0)	(76.9)	(564.9)	(180.4)
Argentina's hyperinflation effect	(0.3)	13.8	57.2	(14.2)
Recognition/(write-off) of deferred assets on tax losses	(73.8)	(13.5)	(105.2)	(59.0)
Others with reduced taxation	(80.2)	365.3	64.7	380.9
Income tax and social contribution expense	(1,103.3)	(350.2)	(2,754.4)	(2,031.0)
Effective tax rate	23.6%	6.7%	21.9%	15.1%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2025.

Ambev S.A.'s shareholding structure
	ON	% Outs
Interbrew International GmbH	8,441,666	53.57%
Ambrew S.A.R.L.	1,287,740	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,253,041	26.98%
Treasury shares	169,205	1.07%
	15,761,639	100.00%

ambev.com.br	Press Release – October 30, 2025

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., September 30, 2025 closing rate for 3Q25 and YTD25 results).

The YTD25 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the YTD25 results against a dedicated line in the finance results; and (ii) the difference between the translation of the YTD25 results at the closing exchange rate of September 30, 2025, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 3Q24, YTD24, 3Q25 and YTD25 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	3Q24	3Q25	YTD24	YTD25
Indexation(1)	525.7	197.8	1,344.1	454.1
Currency(2)	(379.2)	(600.1)	(199.0)	(1,208.6)
Total Impact	146.5	(402.3)	1,145.0	(754.5)
Normalized EBITDA
R$ million	3Q24	3Q25	YTD24	YTD25
Indexation(1)	68.9	0.7	238.7	(1.3)
Currency(2)	(61.4)	40.0	(30.0)	18.6
Total Impact	7.5	40.7	208.7	17.3

ARS/BRL average rate			172.0448	206.6491
ARS/BRL closing rate	178.1149	257.0449	178.1149	257.0449
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 3Q25, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$ 19.0 million reported in the finance results, (ii) a negative impact on the Profit of R$ 73.1 million, (iii) a negative impact on the Normalized Profit of R$ 78.8 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In YTD25, the consequences of the transition were (i) a negative adjustment of R$ 45.2 million reported in the finance results, (ii) a negative impact on Profit of R$ 464.1 million, (iii) a negative impact on Normalized Profit of R$ 470.5 million, and (iv) a negative impact of R$ 0.03 on EPS, as well as on Normalized EPS.

The Q3 results are calculated by deducting from the YTD results the HY results as published. Consequently, LAS and consolidated 3Q25, 3Q24, YTD25 and YTD24 results are impacted by the adjustment of HY results for the cumulative inflation between reporting periods, as well as by the translation of HY results at the YTD closing exchange rate, of September 30 as follows:

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LAS - 6M As Reported	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% Organic
Net revenue	12,392.4	317.8	(1,931.1)	2,103.8	12,323.2	17.0%
COGS	(6,775.8)	(466.1)	1,346.6	(969.7)	(6,586.3)	14.3%
COGS excl. deprec. & amort.	(6,122.1)	(442.0)	1,213.6	(891.6)	(5,999.9)	14.6%
Gross profit	5,616.6	(148.4)	(584.5)	1,134.1	5,736.9	20.2%
SG&A excl. deprec. & amort.	(3,277.7)	(124.4)	659.4	(535.8)	(3,138.8)	16.3%
SG&A deprec. & amort.	(319.9)	(43.3)	77.7	(39.4)	(310.2)	12.3%
SG&A total	(3,597.6)	(167.7)	737.1	(575.2)	(3,448.9)	16.0%
Other operating income/(expenses)	18.8	15.4	(6.9)	0.6	32.2	3.1%
Normalized Operating Profit	2,037.8	(300.6)	145.7	559.5	2,320.2	27.5%
Normalized EBITDA	3,011.4	(233.2)	(65.0)	676.9	3,216.7	22.5%

LAS - 6M Recalculated at YTD Exchange Rates	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% Organic
Net revenue	12,545.9	18.7	(2,216.6)	2,103.8	11,892.1	-
COGS	(6,858.6)	(300.5)	1,509.3	(969.7)	(6,340.7)	-
COGS excl. deprec. & amort.	(6,195.6)	(294.0)	1,359.6	(891.6)	(5,779.4)	-
Gross profit	5,687.3	(281.8)	(707.3)	1,134.1	5,551.4	-
SG&A excl. deprec. & amort.	(3,321.4)	(37.4)	744.4	(535.8)	(3,010.5)	-
SG&A deprec. & amort.	(324.3)	(34.3)	86.7	(39.4)	(296.6)	-
SG&A total	(3,645.7)	(71.7)	831.1	(575.2)	(3,307.1)	-
Other operating income/(expenses)	18.4	15.5	(7.5)	0.6	31.3	-
Normalized Operating Profit	2,060.1	(337.9)	116.3	559.5	2,275.7	-
Normalized EBITDA	3,047.4	(297.2)	(120.1)	676.9	3,133.6	-

LAS - 6M Recalculation Impact in 3Q	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% Organic
Net revenue	153.5	(299.1)	(285.5)	-	(431.1)	-
COGS	(82.7)	165.6	162.7	-	245.6	-
COGS excl. deprec. & amort.	(73.5)	148.0	146.0	-	220.5	-
Gross profit	70.8	(133.4)	(122.9)	-	(185.5)	-
SG&A excl. deprec. & amort.	(43.7)	87.0	85.0	-	128.3	-
SG&A deprec. & amort.	(4.4)	9.0	9.0	-	13.6	-
SG&A total	(48.1)	96.0	94.0	-	141.9	-
Other operating income/(expenses)	(0.4)	0.1	(0.6)	-	(0.8)	-
Normalized Operating Profit	22.3	(37.3)	(29.5)	-	(44.5)	-
Normalized EBITDA	35.9	(64.0)	(55.1)	-	(83.1)	-

LAS 3M and 6M Recalculation Impact in YTD	YTD24	Scope	Currency Translation	Organic Growth	YTD25	% Organic
Net revenue	768.3	(559.6)	(927.7)	-	(719.0)	-
COGS	(381.3)	278.8	498.8	-	396.3	-
COGS excl. deprec. & amort.	(336.5)	242.2	452.0	-	357.7	-
Gross profit	387.0	(280.8)	(428.9)	-	(322.7)	-
SG&A excl. deprec. & amort.	(191.6)	139.7	257.5	-	205.6	-
SG&A deprec. & amort.	(17.8)	14.6	23.0	-	19.9	-
SG&A total	(209.4)	154.4	280.5	-	225.5	-
Other operating income/(expenses)	(3.6)	4.3	(2.4)	-	(1.7)	-
Normalized Operating Profit	174.1	(122.2)	(150.8)	-	(98.9)	-
Normalized EBITDA	236.6	(173.3)	(220.6)	-	(157.4)	-

For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q24	3Q25	YTD24	YTD25
R$ million

Profit - Ambev holders	3,460.3	4,745.1	9,556.9	11,156.8
Non-controlling interest	106.0	118.6	265.5	302.1
Income tax expense	1,103.3	350.2	2,754.4	2,031.0
Profit before taxes	4,669.6	5,213.9	12,576.7	13,489.9
Share of results of joint ventures	(36.8)	5.4	(1.8)	8.1
Net finance results	681.5	1,086.0	1,703.7	2,916.4
Exceptional items	18.9	(845.5)	48.2	(772.9)
Normalized Operating Profit	5,333.2	5,459.8	14,326.8	15,641.5
Depreciation & amortization - total	1,730.3	1,599.3	5,082.5	5,015.0
Normalized EBITDA	7,063.5	7,059.1	19,409.2	20,656.5
Exceptional items	(18.9)	845.5	(48.2)	772.9
Share of results of joint ventures	36.8	(5.4)	1.8	(8.1)
EBITDA	7,081.4	7,899.2	19,362.9	21,421.3

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RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 13 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance.

The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	3Q24	3Q25	YTD24	YTD25
R$ million
Income from cash and cash equivalents	278.7	271.7	1,008.5	863.3
Income from debt securities	33.6	45.5	71.4	126.0
Income from other receivables	190.2	72.5	523.6	462.0
Interest income	502.5	389.7	1,603.4	1,451.4
Interest on accounts payable present value adjustment	(245.7)	(271.9)	(860.2)	(817.4)
Interest on bank debts and tax incentives	(49.1)	(42.3)	(142.3)	(129.9)
Interest on leases	(45.0)	(67.0)	(123.8)	(188.6)
Other interest expenses	(147.6)	(106.8)	(410.2)	(363.3)
Interest expenses	(487.5)	(488.0)	(1,536.4)	(1,499.1)
Losses on hedging instruments	(170.3)	(283.1)	(513.5)	(837.8)
Gains/(losses) on derivative instruments	(170.3)	(283.1)	(513.5)	(837.8)
Exchange differences, net	(161.5)	(524.1)	(252.4)	(1,539.4)
Gains/(losses) on non-derivative instruments	(161.5)	(524.1)	(252.4)	(1,539.4)
Taxes on financial transactions	(45.7)	(97.5)	(146.6)	(217.3)
Taxes on financial transactions	(45.7)	(97.5)	(146.6)	(217.3)
Other finance income	13.1	281.8	42.6	564.3
Interest on provisions for disputes and litigation	(59.1)	(204.7)	(153.1)	(292.6)
Interest on pension plans	(28.9)	(27.0)	(82.4)	(82.3)
Bank guarantee expenses and surety bond premiums	(98.5)	(42.8)	(215.2)	(213.2)
Other finance expenses	(46.1)	(71.4)	(206.5)	(205.2)
Other net financial income/(expenses)	(219.5)	(64.0)	(614.5)	(228.9)
Effects of the application of IAS 29 (hyperinflation)	(99.4)	(19.0)	(243.6)	(45.2)
Hyperinflation Argentina	(99.4)	(19.0)	(243.6)	(45.2)
Net finance results	(681.5)	(1,086.0)	(1,703.7)	(2,916.4)

ambev.com.br	Press Release – October 30, 2025

Page | 22

SHARE BUYBACK PROGRAM

On October 29th, 2025, our Board of Directors approved a share buyback program for the repurchase of shares issued by the Company up to the limit of 208,000,000 common shares, with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based payment plans. The Program will be in effect until April 29th, 2027.

Additional information about the Program is available to shareholders on the websites of the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/en?set_language=en), B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/) and the Company (https://ri.ambev.com.br/en/).

ambev.com.br	Press Release – October 30, 2025

Page | 23

3Q 2025 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	October 30, 2025 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Elisa Moukarzel Sbardelini	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	elisa.sbardelini@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – October 30, 2025

Page | 24

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2024 (3Q24). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – October 30, 2025

Page | 25

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	3Q24	3Q25%		3Q24	3Q25%		3Q24	3Q25%		3Q24	3Q25%		3Q24	3Q25%		3Q24	3Q25%		3Q24	3Q25%
Volume ('000 hl)	23,344.3	21,556.8	-7.7%	8,493.0	7,760.2	-8.6%	31,837.2	29,316.9	-7.9%	3,109.6	3,097.6	1.3%	7,665.0	7,605.1	-0.8%	2,450.8	2,399.6	-2.0%	45,062.6	42,419.2	-5.8%
R$ million
Net revenue	9,886.3	9,677.2	-2.1%	2,073.0	2,083.1	0.5%	11,959.3	11,760.3	-1.7%	2,858.5	2,738.9	2.2%	4,381.8	3,491.9	9.2%	2,897.1	2,856.1	-0.1%	22,096.7	20,847.3	1.2%
% of total	44.7%	46.4%		9.4%	10.0%		54.1%	56.4%		12.9%	13.1%		19.8%	16.8%		13.1%	13.7%		100.0%	100.0%
COGS	(4,825.1)	(4,749.7)	-1.6%	(1,129.7)	(1,151.1)	1.9%	(5,954.8)	(5,900.8)	-0.9%	(1,288.9)	(1,208.9)	0.6%	(2,498.1)	(1,808.6)	6.9%	(1,230.9)	(1,201.7)	-1.1%	(10,972.6)	(10,120.0)	1.0%
% of total	44.0%	46.9%		10.3%	11.4%		54.3%	58.3%		11.7%	11.9%		22.8%	17.9%		11.2%	11.9%		100.0%	100.0%
Gross profit	5,061.3	4,927.5	-2.6%	943.3	932.0	-1.2%	6,004.5	5,859.6	-2.4%	1,569.7	1,530.0	3.4%	1,883.8	1,683.3	12.3%	1,666.2	1,654.4	0.6%	11,124.1	10,727.3	1.3%
% of total	45.5%	45.9%		8.5%	8.7%		54.0%	54.6%		14.1%	14.3%		16.9%	15.7%		15.0%	15.4%		100.0%	100.0%
SG&A	(3,008.3)	(2,912.0)	-3.2%	(574.3)	(543.8)	-5.3%	(3,582.5)	(3,455.8)	-3.5%	(587.4)	(490.3)	-9.4%	(1,246.2)	(961.9)	14.2%	(970.1)	(926.6)	-2.5%	(6,386.3)	(5,834.6)	-0.4%
% of total	47.1%	49.9%		9.0%	9.3%		56.1%	59.2%		9.2%	8.4%		19.5%	16.5%		15.2%	15.9%		100.0%	100.0%
Other operating income/(expenses)	461.6	467.1	15.4%	103.9	98.8	5.3%	565.5	565.9	13.5%	2.1	5.8	166.1%	26.4	15.8	-18.3%	1.3	(20.3)	nm	595.3	567.1	8.7%
% of total	77.5%	82.4%		17.4%	17.4%		95.0%	99.8%		0.4%	1.0%		4.4%	2.8%		0.2%	-3.6%		100.0%	100.0%
Normalized Operating Profit	2,514.7	2,482.6	1.0%	472.9	487.0	5.2%	2,987.5	2,969.6	1.7%	984.4	1,045.5	11.1%	664.0	737.2	7.4%	697.3	707.5	2.2%	5,333.2	5,459.8	4.2%
% of total	47.2%	45.5%		8.9%	8.9%		56.0%	54.4%		18.5%	19.1%		12.4%	13.5%		13.1%	13.0%		100.0%	100.0%
Normalized EBITDA	3,448.5	3,394.3	0.1%	563.6	587.4	6.1%	4,012.0	3,981.6	0.9%	1,194.8	1,226.8	8.5%	1,008.4	993.3	4.6%	848.2	857.4	2.0%	7,063.5	7,059.1	2.9%
% of total	48.8%	48.1%		8.0%	8.3%		56.8%	56.4%		16.9%	17.4%		14.3%	14.1%		12.0%	12.1%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-48.8%	-49.1%		-54.5%	-55.3%		-49.8%	-50.2%		-45.1%	-44.1%		-57.0%	-51.8%		-42.5%	-42.1%		-49.7%	-48.5%
Gross profit	51.2%	50.9%		45.5%	44.7%		50.2%	49.8%		54.9%	55.9%		43.0%	48.2%		57.5%	57.9%		50.3%	51.5%
SG&A	-30.4%	-30.1%		-27.7%	-26.1%		-30.0%	-29.4%		-20.5%	-17.9%		-28.4%	-27.5%		-33.5%	-32.4%		-28.9%	-28.0%
Other operating income/(expenses)	4.7%	4.8%		5.0%	4.7%		4.7%	4.8%		0.1%	0.2%		0.6%	0.5%		0.0%	-0.7%		2.7%	2.7%
Normalized Operating Profit	25.4%	25.7%		22.8%	23.4%		25.0%	25.3%		34.4%	38.2%		15.2%	21.1%		24.1%	24.8%		24.1%	26.2%
Normalized EBITDA	34.9%	35.1%		27.2%	28.2%		33.5%	33.9%		41.8%	44.8%		23.0%	28.4%		29.3%	30.0%		32.0%	33.9%

Per hectoliter - (R$/hl)
Net revenue	423.5	448.9	6.0%	244.1	268.4	10.0%	375.6	401.1	6.8%	919.3	884.2	0.9%	571.7	459.2	10.0%	1,182.1	1,190.2	2.0%	490.4	491.5	7.4%
COGS	(206.7)	(220.3)	6.6%	(133.0)	(148.3)	11.5%	(187.0)	(201.3)	7.6%	(414.5)	(390.3)	-0.6%	(325.9)	(237.8)	7.7%	(502.2)	(500.8)	0.9%	(243.5)	(238.6)	7.2%
Gross profit	216.8	228.6	5.4%	111.1	120.1	8.1%	188.6	199.9	6.0%	504.8	493.9	2.1%	245.8	221.3	13.1%	679.9	689.4	2.7%	246.9	252.9	7.5%
SG&A	(128.9)	(135.1)	4.8%	(67.6)	(70.1)	3.6%	(112.5)	(117.9)	4.8%	(188.9)	(158.3)	-10.5%	(162.6)	(126.5)	15.1%	(395.9)	(386.1)	-0.5%	(141.7)	(137.5)	5.7%
Other operating income/(expenses)	19.8	21.7	25.0%	12.2	12.7	15.2%	17.8	19.3	23.3%	0.7	1.9	162.7%	3.4	2.1	-17.6%	0.5	(8.5)	nm	13.2	13.4	15.4%
Normalized Operating Profit	107.7	115.2	9.4%	55.7	62.8	15.2%	93.8	101.3	10.4%	316.6	337.5	9.7%	86.6	96.9	8.2%	284.5	294.8	4.3%	118.4	128.7	10.6%
Normalized EBITDA	147.7	157.5	8.4%	66.4	75.7	16.1%	126.0	135.8	9.6%	384.2	396.0	7.1%	131.6	130.6	5.4%	346.1	357.3	4.2%	156.7	166.4	9.2%

ambev.com.br	Press Release – October 30, 2025

Page | 26

Ambev - Segment financial information	Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB		Total												Consolidated
	YTD24	YTD25%		YTD24	YTD25%		YTD24	YTD25%		YTD24	YTD25%		YTD24	YTD25%		YTD24	YTD25%		YTD24	YTD25%
Volume ('000 hl)	68,335.3	64,757.8	-5.2%	25,094.3	24,657.1	-1.7%	93,429.6	89,414.9	-4.3%	9,059.0	8,772.7	-2.6%	22,387.8	22,596.5	0.9%	6,628.5	6,522.2	-1.5%	131,504.8	127,306.2	-3.2%
R$ million
Net revenue	28,885.3	28,667.6	-0.8%	6,001.5	6,368.9	6.1%	34,886.7	35,036.5	0.4%	7,753.2	8,180.4	0.1%	12,392.4	12,323.2	17.0%	7,384.9	7,894.7	0.6%	62,417.3	63,434.8	3.7%
% of total	46.3%	45.2%		9.6%	10.0%		55.9%	55.2%		12.4%	12.9%		19.9%	19.4%		11.8%	12.4%		100.0%	100.0%
COGS	(14,252.7)	(13,870.5)	-2.7%	(3,306.3)	(3,618.3)	9.4%	(17,559.0)	(17,488.8)	-0.4%	(3,593.1)	(3,711.1)	-1.8%	(6,775.8)	(6,586.3)	14.3%	(3,163.6)	(3,325.7)	-1.1%	(31,091.6)	(31,111.9)	2.6%
% of total	45.8%	44.6%		10.6%	11.6%		56.5%	56.2%		11.6%	11.9%		21.8%	21.2%		10.2%	10.7%		100.0%	100.0%
Gross profit	14,632.6	14,797.1	1.1%	2,695.2	2,750.6	2.1%	17,327.8	17,547.7	1.3%	4,160.1	4,469.3	1.7%	5,616.6	5,736.9	20.2%	4,221.3	4,569.1	1.9%	31,325.7	32,323.0	4.8%
% of total	46.7%	45.8%		8.6%	8.5%		55.3%	54.3%		13.3%	13.8%		17.9%	17.7%		13.5%	14.1%		100.0%	100.0%
SG&A	(9,278.2)	(9,055.3)	-2.4%	(1,643.6)	(1,656.7)	0.8%	(10,921.8)	(10,712.0)	-1.9%	(1,585.5)	(1,555.5)	-7.2%	(3,597.6)	(3,448.9)	16.0%	(2,601.9)	(2,733.1)	-1.2%	(18,706.8)	(18,449.7)	1.2%
% of total	49.6%	49.1%		8.8%	9.0%		58.4%	58.1%		8.5%	8.4%		19.2%	18.7%		13.9%	14.8%		100.0%	100.0%
Other operating income/(expenses)	1,359.1	1,387.7	6.5%	312.0	353.7	17.4%	1,671.1	1,741.4	8.5%	8.3	2.9	-52.9%	18.8	32.2	3.1%	9.7	(8.3)	-180.8%	1,707.9	1,768.2	7.0%
% of total	79.6%	78.5%		18.3%	20.0%		97.8%	98.5%		0.5%	0.2%		1.1%	1.8%		0.6%	-0.5%		100.0%	100.0%
Normalized Operating Profit	6,713.4	7,129.5	7.1%	1,363.6	1,447.6	6.9%	8,077.1	8,577.1	7.1%	2,582.9	2,916.6	7.0%	2,037.8	2,320.2	27.5%	1,629.1	1,827.6	5.7%	14,326.8	15,641.5	9.8%
% of total	46.9%	45.6%		9.5%	9.3%		56.4%	54.8%		18.0%	18.6%		14.2%	14.8%		11.4%	11.7%		100.0%	100.0%
Normalized EBITDA	9,520.8	9,894.9	4.5%	1,675.1	1,753.6	5.3%	11,195.9	11,648.5	4.6%	3,164.4	3,518.7	5.5%	3,011.4	3,216.7	22.5%	2,037.4	2,272.5	5.1%	19,409.2	20,656.5	7.6%
% of total	49.1%	47.9%		8.6%	8.5%		57.7%	56.4%		16.3%	17.0%		15.5%	15.6%		10.5%	11.0%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.3%	-48.4%		-55.1%	-56.8%		-50.3%	-49.9%		-46.3%	-45.4%		-54.7%	-53.4%		-42.8%	-42.1%		-49.8%	-49.0%
Gross profit	50.7%	51.6%		44.9%	43.2%		49.7%	50.1%		53.7%	54.6%		45.3%	46.6%		57.2%	57.9%		50.2%	51.0%
SG&A	-32.1%	-31.6%		-27.4%	-26.0%		-31.3%	-30.6%		-20.4%	-19.0%		-29.0%	-28.0%		-35.2%	-34.6%		-30.0%	-29.1%
Other operating income/(expenses)	4.7%	4.8%		5.2%	5.6%		4.8%	5.0%		0.1%	0.0%		0.2%	0.3%		0.1%	-0.1%		2.7%	2.8%
Normalized Operating Profit	23.2%	24.9%		22.7%	22.7%		23.2%	24.5%		33.3%	35.7%		16.4%	18.8%		22.1%	23.1%		23.0%	24.7%
Normalized EBITDA	33.0%	34.5%		27.9%	27.5%		32.1%	33.2%		40.8%	43.0%		24.3%	26.1%		27.6%	28.8%		31.1%	32.6%

Per hectoliter - (R$/hl)
Net revenue	422.7	442.7	4.7%	239.2	258.3	8.0%	373.4	391.8	4.9%	855.9	932.5	2.8%	553.5	545.4	15.9%	1,114.1	1,210.4	2.2%	474.6	498.3	7.1%
COGS	(208.6)	(214.2)	2.7%	(131.8)	(146.7)	11.4%	(187.9)	(195.6)	4.1%	(396.6)	(423.0)	0.8%	(302.7)	(291.5)	13.3%	(477.3)	(509.9)	0.4%	(236.4)	(244.4)	5.9%
Gross profit	214.1	228.5	6.7%	107.4	111.6	3.9%	185.5	196.3	5.8%	459.2	509.5	4.5%	250.9	253.9	19.1%	636.8	700.5	3.5%	238.2	253.9	8.2%
SG&A	(135.8)	(139.8)	3.0%	(65.5)	(67.2)	2.6%	(116.9)	(119.8)	2.5%	(175.0)	(177.3)	-4.7%	(160.7)	(152.6)	14.9%	(392.5)	(419.1)	0.3%	(142.3)	(144.9)	4.5%
Other operating income/(expenses)	19.9	21.4	12.3%	12.4	14.3	19.5%	17.9	19.5	13.4%	0.9	0.3	-51.6%	0.8	1.4	2.1%	1.5	(1.3)	-182.1%	13.0	13.9	10.5%
Normalized Operating Profit	98.2	110.1	13.0%	54.3	58.7	8.8%	86.5	95.9	11.9%	285.1	332.5	9.9%	91.0	102.7	26.3%	245.8	280.2	7.4%	108.9	122.9	13.4%
Normalized EBITDA	139.3	152.8	10.3%	66.8	71.1	7.2%	119.8	130.3	9.3%	349.3	401.1	8.3%	134.5	142.4	21.3%	307.4	348.4	6.7%	147.6	162.3	11.1%

ambev.com.br	Press Release – October 30, 2025

Page | 27

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2024	September 30, 2025

Assets
Cash and cash equivalents	28,595.7	18,309.2
Investment securities	1,242.0	1,531.7
Trade receivables	6,269.9	5,591.9
Derivative financial instruments	1,218.6	365.4
Inventories	11,689.8	10,471.9
Recoverable taxes	3,582.3	3,286.7
Other assets	1,557.7	2,013.5
Assets held for sale	-	369.8
Current assets	54,155.8	41,940.2

Investment securities	184.5	99.5
Recoverable taxes	10,504.0	10,185.5
Deferred tax assets	8,691.7	9,140.2
Other assets	1,462.6	1,310.4
Employee benefits	70.5	26.9
Long term assets	20,913.2	20,762.5

Investments in associates and joint ventures	395.4	345.6
Property, plant and equipment	30,170.2	26,398.9
Intangible assets	12,530.7	10,798.2
Goodwill	44,342.7	40,509.7
Non-current assets	108,352.2	98,814.8

Total assets	162,507.9	140,755.0

Equity and liabilities

Trade payables	25,223.5	19,324.8
Derivative financial instruments	204.7	1,251.8
Interest-bearing loans and borrowing	1,276.4	1,049.1
Bank overdrafts	-	1.5
Payroll and social security payables	2,779.8	2,317.0
Dividends and interest on capital payables	8,487.2	3,820.2
Income tax and social contribution payable	1,941.5	1,397.1
Taxes and contributions payable	5,648.4	3,983.3
Other liabilities	3,386.2	2,960.7
Provisions	440.9	471.6

Current liabilities	49,388.7	36,577.1

Trade payables	327.7	369.4
Derivative financial instruments	6.7	4.4
Interest-bearing loans and borrowing	2,176.3	1,845.4
Deferred tax liabilities	5,007.7	4,016.8
Income tax and social contribution payable	1,372.4	773.2
Taxes and contributions payable	597.4	646.2
Other liabilities, including put options granted on subsidiaries	1,142.8	1,103.3
Provisions	670.9	755.1
Employee benefits	2,236.7	1,935.8
Non-current liabilities	13,538.7	11,449.5

Total liabilities	62,927.4	48,026.6

Equity
Issued capital	58,226.0	58,275.7
Reserves	108,973.4	106,907.4
Carrying value adjustments	(68,557.3)	(80,585.2)
Retained earnings/(losses)	-	7,429.6
Equity attributable to Ambev’s shareholders	98,642.1	92,027.4
Non-controlling interest	938.4	701.0
Total Equity	99,580.5	92,728.4

Total equity and liabilities	162,507.9	140,755.0

ambev.com.br	Press Release – October 30, 2025

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CONSOLIDATED INCOME STATEMENT	3Q24	3Q25	YTD24	YTD25
R$ million

Net revenue	22,096.7	20,847.3	62,417.3	63,434.8
Cost of goods sold	(10,972.6)	(10,120.0)	(31,091.6)	(31,111.9)
Gross profit	11,124.1	10,727.3	31,325.7	32,323.0

Distribution expenses	(2,828.3)	(2,559.7)	(8,269.8)	(8,016.7)
Sales and marketing expenses	(2,028.0)	(1,919.9)	(6,123.7)	(6,162.7)
Administrative expenses	(1,530.0)	(1,355.0)	(4,313.4)	(4,270.2)
Other operating income/(expenses)	595.3	567.1	1,707.9	1,768.2

Normalized Operating Profit	5,333.2	5,459.8	14,326.8	15,641.5

Exceptional items	(18.9)	845.5	(48.2)	772.9

Income from operations	5,314.3	6,305.3	14,278.6	16,414.4

Net finance results	(681.5)	(1,086.0)	(1,703.7)	(2,916.4)
Share of results of joint ventures	36.8	(5.4)	1.8	(8.1)

Profit before income tax	4,669.6	5,213.9	12,576.7	13,489.9

Income tax expense	(1,103.3)	(350.2)	(2,754.4)	(2,031.0)

Profit	3,566.3	4,863.7	9,822.4	11,458.9
Equity holders of Ambev	3,460.3	4,745.1	9,556.9	11,156.8
Non-controlling interest	106.0	118.6	265.5	302.1

Basic earnings per share (R$)	0.22	0.30	0.61	0.71
Diluted earnings per share (R$)	0.22	0.30	0.60	0.71

Normalized Profit	3,579.6	3,843.1	9,855.9	10,496.0

Normalized basic earnings per share (R$)	0.22	0.24	0.61	0.65
Normalized diluted earnings per share (R$)	0.22	0.24	0.61	0.65

Nº of basic shares outstanding (million of shares)	15,726.8	15,592.3	15,736.6	15,623.2
Nº of diluted shares outstanding (million of shares)	15,814.0	15,663.9	15,823.7	15,694.8

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CONSOLIDATED STATEMENT OF CASH FLOWS	3Q24	3Q25	YTD24	YTD25
R$ million

Net income	3,566.3	4,863.7	9,822.4	11,458.9
Depreciation, amortization and impairment	1,730.3	1,599.3	5,082.4	5,015.0
Impairment losses on receivables and inventory	68.4	61.6	245.7	200.7
Additions to/(reversals of) provisions and employee benefits	79.4	75.2	210.4	274.8
Net financial results	681.5	1,086.0	1,703.7	2,916.4
Losses/(gains) on sales of property, plant and equipment and intangible assets	(33.0)	(9.9)	(74.9)	(71.9)
Losses/(gains) on sales of operations in subsidiaries	-	(884.5)	-	(884.5)
Share-based payment expenses	102.8	100.0	287.2	306.1
Income tax expenses	1,103.3	350.2	2,754.4	2,031.0
Share of results of associates and joint ventures	(36.8)	5.4	(1.8)	8.1
Hedge operations	(345.4)	(97.4)	(374.9)	(794.8)
Cash flow from operating activities before changes in working capital	6,916.7	7,149.7	19,654.7	20,459.7
(Increase)/decrease in trade and other receivables	19.2	(137.0)	(264.8)	784.4
(Increase)/decrease in inventories	78.9	519.3	(1,270.5)	(35.9)
Increase/(decrease) in trade and other payables	946.6	311.3	(3,426.7)	(6,665.0)
Cash generated from operations	7,961.4	7,843.3	14,692.7	14,543.2
Interest paid	(133.9)	(227.9)	(404.7)	(607.2)
Interest received	346.2	336.7	1,098.9	986.2
Dividends received	10.0	15.0	21.4	22.0
Income tax paid	(75.3)	(1,048.2)	(3,223.6)	(3,745.9)
Cash flow from operating activities	8,108.4	6,919.0	12,184.8	11,198.4

Proceeds from sales of property, plant and equipment and intangible assets	26.5	38.4	117.5	105.1
Acquisitions of property, plant and equipment and intangible assets	(1,186.0)	(1,043.9)	(3,230.0)	(2,960.3)
Sale/(acquisition) of subsidiaries, net of cash acquired	(0.2)	241.8	3.4	201.6
(Investments)/net proceeds of debt securities	32.1	(411.3)	(877.2)	(268.9)
Net proceeds/(acquisitions) of other assets	(6.4)	5.0	(6.4)	6.7
Cash flow from/(used in) investing activities	(1,134.0)	(1,170.0)	(3,992.7)	(2,915.7)

Capital increases(reduction)/ in associates and subsidiaries	-	-	17.5	(3.7)
Capital increases/(reduction) in non-controlling interest	-	-	(1.3)	-
Proceeds from/(buybacks of) treasury shares	(0.2)	-	(367.6)	(1,831.1)
Acquisitions of non-controlling interest	-	-	(1,717.0)	-
Proceeds from borrowing	27.1	(41.2)	460.3	9.5
Repayments of borrowing	(49.5)	(39.8)	(557.4)	(131.2)
Cash net of finance costs other than interest	(647.6)	(807.5)	(1,741.4)	(2,457.6)
Payments of lease liabilities	(327.6)	(253.0)	(994.9)	(847.2)
Dividends and interest on capital paid	(89.9)	(2,081.7)	(187.5)	(10,773.7)
Cash flow from/(used in) financing activities	(1,087.9)	(3,223.2)	(5,089.2)	(16,035.2)

Net increase/(decrease) in cash and cash equivalents	5,886.5	2,525.8	3,102.8	(7,752.5)
Cash and cash equivalents at the beginning of the period	14,154.4	16,404.0	16,059.0	28,595.7
Effects of exchange rate fluctuations on cash and cash equivalents	(256.6)	(622.1)	622.5	(2,535.4)
Cash and cash equivalents at the end of the period	19,784.4	18,307.7	19,784.4	18,307.7

ambev.com.br	Press Release – October 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer